Filed by: Fortis Inc.
Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corporation
SEC Correspondence File Number: 001-32576

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT FTS.TO - Q4 2015 Fortis Inc Earnings Call EVENT DATE/TIME: FEBRUARY 18, 2016 / 2:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call CORPORATE PARTICIPANTS Janet Craig Fortis Inc - VP of IR Barry Perry Fortis Inc - President and CEO Karl Smith Fortis Inc - EVP and CFO Jim Laurito Central Hudson Gas & Electric Corporation - President and CEO CONFERENCE CALL PARTICIPANTS Linda Ezergailis TD Securities - Analyst Robert Kwan RBC Capital Markets - Analyst Ben Pham BMO Capital Markets - Analyst Paul Lechem CIBC World Markets - Analyst Andrew Kuske Credit Suisse - Analyst PRESENTATION Operator Welcome to the Fortis year-end 2015 conference call and webcast. (Operator Instructions) At this time I would like to turn the conference over to Ms. Janet Craig, Vice President Investor Relations, Fortis, Inc. Please go ahead, Ms. Craig. Janet Craig - Fortis Inc - VP of IR Thanks, Jonathan, and good morning, everyone. And welcome to Fortis' fourth-quarter and year-end 2015 results conference call. I am joined by Barry Perry, President and CEO; and Karl Smith, Executive VP and CFO; as well as other members of the senior management team. Before we begin today's call, I want to remind you that the discussion will include forward-looking information, which is subject to the forward-looking statement contained in the supporting slide show. All non-GAAP financial measures referenced in our prepared remarks are reconciled to the related US GAAP financial measures in the MD&A. Also, unless otherwise specified, all financial information referenced is in Canadian dollars. With that, I will turn the call over to Barry. Barry Perry - Fortis Inc - President and CEO Good morning, everyone. I know it's a very busy day for you, and it has obviously been a very busy couple of months for Fortis. Last week we announced the acquisition of ITC Holdings Corporation, and as a result we have a great deal of new interest in the Fortis story, particularly current ITC shareholders. So I wanted to give you some quick facts about Fortis. Fortis is a Canadian-based infrastructure Company with CAD29 billion in assets today, virtually all regulated. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call 42% of our assets and 43% of our adjusted earnings come from our US utilities: UNS Energy in Arizona and Central Hudson Gas and Electric in New York state. Our remaining seven companies are located in Canada and the Caribbean, including FortisBC and FortisAlberta. Our 2015 mid-year rate base was CAD16.4 billion. We currently serve about 3.2 million customers, 2 million electric and 1.2 million gas customers, and have over 7,700 employees. We trade on the Toronto Stock Exchange, and are a member of the TSX/S&P60 and the Composite Index. Moving on to slide 7. Focusing on our year-end results, 2015 was a tremendous year for Fortis. We sharpened our focus on our core utility business with the divestiture of the properties business and the sale of small non-regulated hydro assets. Our 10-year total shareholder return outperformed both the TSX and the US utility indices. We introduced dividend guidance and increased our dividend twice. We had our largest capital expenditure program to date, with CAD2.2 billion invested in 2015. We continued to pursue incremental investment opportunities, including LNG, and in keeping with our strategy of finding incremental investment opportunities within our service territories, we announced the acquisition of Aitken Creek Gas Storage in British Columbia for $266 million. Our performance in 2015 underscores the strength of our strategy. Karl will walk you through this in a bit more detail, but our results illustrate our proven ability to acquire and integrate regulated utilities. The strong results at our US utilities, particularly UNS Energy, combined with our diversified asset base and strength of our other utilities, resulted in significant earnings growth this year. Our record capital spend in 2015 including significant investments at UNS Energy for Springerville and the Pinal Transmission Project, as well as in BC with the Tilbury LNG Expansion. We also completed our largest capital project to date, the CAD900 million 335-megawatt Waneta Expansion hydroelectric generating facility on time and on budget. Looking at 2016, we expect to invest CAD1.9 billion, including investments in significant projects like the UNS residential solar program, the Central Hudson gas main replacement, the Tilbury LNG Expansion, and the Generation Expansion Project at Caribbean Utilities, among others. Our capital program is highly executable and is comprised of many small projects. Only five projects in the five-year capital plan are greater than CAD100 million. Our total CapEx spend for the five years through 2020 is expected to be just over CAD9 billion, with the average being CAD1.8 billion annually. The most important take away from slide 10 is our CAD9 billion capital program supports strong rate base growth. We see our rate base growing at an average CAGR of 5% per year through 2020, with the growth being distributed across our businesses. By 2020 we are projecting our rate base to be approximately CAD21 billion, and this excludes ITC. In 2016 we expect the mid-year rate base to be approximately CAD17.8 billion. Fortis expects long-term sustainable growth in rate base, assets, and earnings resulting from investment in its existing utility operations. We are also committed to identifying and executing on opportunities for incremental rate base and earnings growth through additional investments in existing service territories, as well as investment in new franchise areas as evidenced by our announcement of the acquisition of ITC Holdings Corp. last week, which I will speak to a bit later. In existing service territories, I'm challenging each of our business presidents to find and capitalize on incremental investment opportunities. The most recent example of this is the announced acquisition of Aitken Creek. Aitken Creek is the largest gas storage facility in British Columbia, with a total working gas capacity of 77 billion cubic feet, and it is an integral part of Western Canada's natural gas transmission network. The dividend guidance we initiated in September of 2015 reflects our base capital plan of CAD9 billion through 2020. It is our confidence in this plan that allowed us to target 6% average annual dividend growth through the same time frame. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call The conviction we have in our underlying business, the strength of our Management team, as well as the successful integration of both UNS Energy and Central Hudson, made us more than ready to take on the next big step in our evolution and transformation: the acquisition of ITC Holdings Corp. The acquisition of ITC serves to further support our annual dividend growth commitment. To take you through our financial results, I will turn things over to Karl. I will then wrap things up by reviewing the acquisition of ITC, and why we are so excited about it. Karl Smith - Fortis Inc - EVP and CFO Thank you, Barry. Good morning, everyone. As Barry mentioned, our quarter 4 and annual 2015 financial results were strong. Compared to last year, our adjusted earnings per common share were higher by 13% at CAD0.51 for the quarter, and up approximately 20% to CAD2.11 for the year. Cash flow from operations for the year was approximately CAD1.7 billion, an increase of 70%. Our regulated utilities raised CAD1 billion of debt in 2015 at attractive rates. Our unused credit facilities at December 31 were approximately CAD2.4 billion, providing us ample liquidity. And we successfully completed our record CAD2.2 billion capital expenditure program. Let me now take you through our earnings per share in a bit more detail. As you can see from the waterfall chart for quarter four, earnings-per-share growth for the quarter reflects the favorable impact of foreign exchange, new customer rates at Central Hudson, contribution from the Waneta Expansion, strong results at FortisBC Energy and FortisAlberta, and regulatory timing differences at FortisBC. Growth was tempered by lower earnings contribution as a result of the sale of non-core assets, higher corporate expenses, and an increase in the weighted average number of shares outstanding in the fourth quarter of 2015. For the year, our earnings per share growth reflects these same key drivers, as well as a full year of contribution from UNS Energy. Specifically, at FortisAlberta the resolution of capital tracker matters and customer growth was a driver of better performance. At FortisBC Energy, higher allowance for funds used during construction and operational efficiencies led to improved performance. We also saw strong contributions from all of our other regulated utilities in 2015. Our strong financial metrics, including increasing earnings and cash flow, support our improved financial capacity and solid investment-grade credit ratings. We have a light near-term debt maturity profile with almost 90% of our long-term debt, other than credit facility borrowings, having maturities beyond five years. Along with significant unused credit facilities and a strong balance sheet, we are well positioned to fund investment opportunities. Following the announcement of our acquisition of ITC, S&P affirmed our long-term corporate credit rating at A minus, revised its unsecured debt credit rating to BBB plus, and changed its outlook to negative from stable. DBRS placed the Corporation's credit rating under review with negative implications. Having credit ratings put under review with a transaction of this size is fairly common. We have had extensive discussions with the rating agencies and structured the ITC acquisition financing to maintain a solid investment-grade credit rating. Turning now to regulatory matters, we continued to focus on maintaining constructive regulatory relationships and outcomes across all our utilities. As you can see from the list of significant filings and applications, our regulatory calendar remains very active. Most significantly, in November Tucson Electric Power filed a general rate application requesting new retail rates to be effective January 1, 2017. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call Since its last rate order in 2013, which was based on a 2011 historical test year, TEP's rate base has increased by $600 million, and its common equity thickness has increased by 650 basis points. Taking a look at the chart on screen right now, you can see the elements of the application. We are seeking a return on equity of 10.35% on a 50% equity thickness, with an original cost rate base of $2.1 billion. This is obviously an important application that will position Tucson Electric Power to earn its allowed return in 2017. That concludes my remarks, and I will now turn the call back to Barry. Barry Perry - Fortis Inc - President and CEO Thanks, Karl. Before we close, I wanted to spend a few minutes reiterating some key information about the recently announced acquisition of ITC Holdings. Over the past decade, we have a proven track record of acquisitions that have delivered more than the projected accretion as well as added to our geographic, regulatory, and economic diversity. We expect the acquisition of ITC will be an extension of this track record. ITC not only further strengthens and diversifies our business, but it also accelerates our growth. The equity purchase price of ITC totals about $6.9 billion, with total enterprise value of $11.3 billion, including assumed debt. In addition to the TSX, Fortis will list on the New York Stock Exchange and ITC shareholders will own about 27% of Fortis' common shares once we close the transaction. ITC will maintain its headquarters and operations control located in Novi, Michigan. ITC's Management team will remain in place, and all ITC employees will be retained. There are a number of required regulatory approvals, including FERC and certain other federal and state approvals. We expect the transaction to close by the end of 2016. Fortis is very deliberate in our approach to acquisitions. We have an acquisition rationale that we diligently follow, including growth prospects, being accretive to EPS, proven management team, supportive regulatory construct, and a favorable economy. ITC is well aligned with this criteria. Turning to the strategic rationale for the acquisition, ITC is a premier pure play electric transmission utility. It's fully regulated. It owns about 16,000 miles or 25,000 kilometers of transmission. It is a massive amount of infrastructure. We expect this acquisition to be accretive to EPS, and I will speak to this in more detail in a moment. The acquisition dramatically increases our diversification. Pro forma, about 40% of our earnings will be FERC regulated. For Fortis in total, we will be virtually 100%, regulated with approximately 60% of our assets and earnings in the United States. ITC is 100% FERC regulated. FERC is a supportive regulator with a predictable regulatory construct that has returns greater than 11% on an equity thickness of 60%. In terms of rate base growth prospects, this transaction will be accretive to Fortis' growth with a CAGR on ITC's rate base growth through 2018 of 7.5%, consistent with ITC's previous public disclosure. It's important to add, however, that with ITC's capital structure, this rate base growth translates into earnings growth that is significantly higher. The management team at ITC is excellent. When you are working on an acquisition it is easy to speak to the cultural fit and alignment. However, let me just say that we've spent every waking hour with the executive management team last week, as we met with over 160 investors, and I also had a chance to meet and address the full team in Novi, Michigan. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call The team is really top notch, and the cultural fit is bang on. ITC has done a tremendous job in building this business over the years. Their earnings grew by approximately 16% annually on average over the last 10 years, their shareholder returns are more than double the S&P 500 Utilities Sector Index since their IPO in 2005, and they are recognized as being the best in class in the United States in terms of safety. This transaction achieves scale and EPS accretion for Fortis. Following the acquisition, we will be a top 15 North American public utility when ranked by enterprise value. Using conservative assumptions, we are expecting 5% accretion in the first year following close. Our US to Canadian foreign exchange assumption is consistent with the current spot rate. Fortis' exposure to the dollar is not significantly changing as a result of the transaction as we will be financing a portion of the transaction with US dollar debt. Currently, our sensitivity is for every CAD0.05 change in the Canadian dollar, it has a CAD0.04 impact on EPS on an annual basis. This transaction will not change the sensitivity only slightly. In our investor meetings last week, there were some common themes and questions, and we thought it would be useful to discuss them on this call. Number one, first there were some questions around our assumptions on ITC's capital expenditures and rate base. Fortis is buying a platform that can capitalize upon trends including historical under investment in infrastructure, reliability enhancements, and clean energy initiatives. We reviewed the ITC capital program in detail, and the rate base growth of 7.5% through 2018 we presented last week is consistent with ITC's public disclosure. We were also asked to provide more detail around the regulatory approvals and when we expect the transaction to close. As I indicated earlier, there are a number of regulatory approvals including FERC and certain other federal and state approvals. We expect the transaction to close by the end of 2016. None of the states where approval is required have rate jurisdiction, and there's no rate increase being proposed as part of the FERC approval process. The transaction is structured to have no negative impacts to employees, the tax base in each state, or facility locations. This acquisition is a natural strategic fit, enabling the ongoing long-term investment in the grid that customers need and regulators expect, while providing a platform for ITC to continue its operational excellence and track record of service and reliability. We also had questions on the minority investment in the operating Company. To be clear, we have financing commitments in place for the entirety of the cash portion of this transaction. As you know, as part of the acquisition financing we announced we would be seeking up to a 19.9% investment at the operating company level. We have received a great deal of inbound interest following our announcement and have now launched this process. We expect that we will secure investors within 90 days. This process is not unusual. We viewed the minority infrastructure investment in ITC as one of several capital alternatives available to us. In light of the size and known appetite for this kind of stake, we chose to access this market post-signing in the same way we will access the debt market. On our planned New York Stock Exchange listing, Fortis will be listing its common shares on the NYSE, and we expect this process to be completed mid-year. As is customary with dual-listed stocks on the TSX and NYSE, the common shares will freely trade between both exchanges. To wrap up, 2015 has positioned us well for sustained growth. Our business is in good shape, is low risk, and diversified. Excluding ITC, our five-year CAD9 billion capital expenditure plan positions us to have rate base growth of almost --well, rate base of CAD21 billion by 2020. We have the financial strength and flexibility to maintain predictable dividend growth and to take advantage of opportunities in the market for additional infrastructure investment. We look forward to accelerated growth as we welcome ITC into the Fortis fold. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call That concludes my prepared remarks, and I'll now turn things back to Janet. Janet Craig - Fortis Inc - VP of IR Thanks, Barry. Jonathan, we are now ready to take questions. QUESTIONS AND ANSWERS Operator (Operator Instructions) Linda Ezergailis, TD Securities. Linda Ezergailis - TD Securities - Analyst Thank you. Congratulations on a strong quarter. Just wondering long term, your business mix obviously increasing with the sale of your real estate assets and the pending ITC transaction. But I'm wondering with respect to the opportunities that you're seeing in your regions or you're starting to hear back from your local business heads on the regions, how many more Aitken Creeks do you think you could generate over the next five years? And how might you think of kind of a minimum/maximum unregulated part of your business that we could see in five years? Barry Perry - Fortis Inc - President and CEO Thanks for the question, Linda. So Linda, clearly what we're looking for is energy investment opportunities that are very much aligned in terms of risk to our regulated business. But overall, these will never represent a lot of the Company's balance sheet. I would think not more than 10% of the Company over the long term would be in that category. I look at for example in Arizona, I would love to do utility-scale solar with long-term PPAs. And I'm challenging Mr. Hutchens at UNS to find some of those opportunities. Those are the kind of things I'm looking for, very much consistent with the risk profile of the regulated business. I can tell you if we don't have two or three more of those over the five-year period, I'm going to be pretty disappointed. I really think that the pipeline there will provide us with some of those opportunities. Linda Ezergailis - TD Securities - Analyst And would you put large scale DC competitive transmission in that unregulated part of your mix or is that regulated? Would you consider that --Barry Perry - Fortis Inc - President and CEO Transmission, ITC will be our leader in this area, obviously, and we're just gaining a tremendous platform now with ITC. I would say that we will be very much competitive on transmission across North America. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call But the opportunities have to really closely track the risk profile of the regulated business. We are not going to be looking at merchant transmission. We will have to have reputable counterparties, long-term contractual arrangements, those kinds of characteristics. We are not getting in the merchant business. Linda Ezergailis - TD Securities - Analyst Thank you. And just a clean-up question on the quarter. British Columbia utilities are benefiting a lot from efficiencies. Should we expect to see that continue in 2016? Karl Smith - Fortis Inc - EVP and CFO Linda this is Karl. Yes. I probably wouldn't have used the word tremendously, but they continue to make progress on O&M cost and their incented to do so, as you know. So our expectation is that they will continue to get more productive throughout the term of the PBR regime there. Linda Ezergailis - TD Securities - Analyst Thank you. Operator Robert Kwan, RBC Capital Markets. Robert Kwan - RBC Capital Markets - Analyst Good morning. Just on the minority financing for ITC, how broadly are you looking at bringing parties very specifically --do you have some restrictions on the type of entities that you would like to partner with and also the domicile for those funds? Barry Perry - Fortis Inc - President and CEO Robert, clearly we don't want to get into our groupings or our targets on that. But let me just say we are focused on making sure that the --our partner will not affect in any way the status of ITC in relation to FERC and its ROE. So that's a very important factor, the independent status of the organization. Clearly we will be --we have to make sure that the partner we bring in does not affect the regulatory approval process that we have to go through. Other than that, I would probably leave it to let us work on getting this done over the next 90 days. Robert Kwan - RBC Capital Markets - Analyst Fair enough. Related to that, when you were considering the different financing options, did you consider selling a minority interest instead in one of the Canadian assets, given the better return you get for every dollar invested in the US including ITC going forward versus the comparatively lower returns in Canada where the regulators don't seem to be particularly concerned with the GAAP? 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call Barry Perry - Fortis Inc - President and CEO No. We did not consider that, Robert. We want to own all our utilities, frankly, 100%. The ITC approach here, clearly the size of the deal required us to structure our transaction to be efficient and to be able to execute well here. So we did go this way. I would say my desire long term is to own 100%, but we'll work with our partners here so we can work out an effective transaction. Robert Kwan - RBC Capital Markets - Analyst Okay, and if I could just ask one last question about the quarter. On Central Hudson, it was a very nice quarter here, it was up bit sequentially from the third quarter. And Q4 didn't seem to be a great weather demand quarter. I'm just wondering if there was something specific going on there? Barry Perry - Fortis Inc - President and CEO Let me jump in. I will let Jim Laurito make a comment here, he's on the phone. Jim runs our New York business. We are obviously benefiting now from the three-year rate settlement that we entered into in New York after the two-year rate freeze. And we're frankly very pleased with the performance of Central Hudson. It really has vindicated all of our strategy in New York to now be set up for the next three years. Jim, any comment? Jim Laurito - Central Hudson Gas & Electric Corporation - President and CEO Yes, Barry. Robert, I would just say that there were a couple of adjustments at year end that were favorable. One was related to our gas safety code compliance. There was a big adjustment favorable there. And then we had a prior-period tax adjustment. So those two things increased or goosed the Q4 earnings nicely. Robert Kwan - RBC Capital Markets - Analyst Are you able to quantify what the impact of both of those together were? Jim Laurito - Central Hudson Gas & Electric Corporation - President and CEO I think they were probably around the $1.5 million range, net of tax, US. Robert Kwan - RBC Capital Markets - Analyst Great. Thanks, Barry. Thanks, Jim. Operator Ben Pham, BMO Capital Markets. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call Ben Pham - BMO Capital Markets - Analyst Good morning. I wanted to keep on a Central Hudson theme. And I'm wondering when you considered the results and the rate case filing that is benefiting the numbers there within Central Hudson, has that utility --the earnings profile for 2015, is that getting towards what you expected with the acquisition when you came into it? And can you talk about the ROEs realized for this year? Barry Perry - Fortis Inc - President and CEO Karl, do you have the ROEs realized for --there are still some way below the sort of I call the --Karl Smith - Fortis Inc - EVP and CFO It is approaching 8%, Ben. Ben Pham - BMO Capital Markets - Analyst Okay. So you're not up to where you think it could get to eventually? Karl Smith - Fortis Inc - EVP and CFO Bear in mind, Ben, that the new rates only kicked in July 1. So we would expect in 2016 that we will get closer and close to the allowed return. Barry Perry - Fortis Inc - President and CEO 2016 is really the first full year with the rate settlement in place. So that becomes almost a benchmark year for CH. And I would say, Ben, that we're very much where we are with CH now is where we were expecting we would be when we announced the acquisition. Frankly, we did have to work through the settlement terms; it took probably a little longer but now we're there. Ben Pham - BMO Capital Markets - Analyst Okay. And then on your commentary around ITC accelerating growth, it looks like there's rate based growth going to accelerate. Can you comment about the earnings-per-share side of things? Is that similar --going to be benefited the next few years? Because it doesn't seem like you're applying to move your dividend growth guidance at least for now, and so I'm just wondering is that just more your payout ratio declining and you're going to fund the CapEx? Or just maybe a little bit more color on that. Barry Perry - Fortis Inc - President and CEO I'm glad you made those observations, Ben. Clearly we're very confident in the story with ITC. A lot of debate around do you move guidance now, do you wait until after closing and have that discussion? Consistent with Fortis' conservative nature, we are waiting to have that discussion until we get through the transaction, get the deal closed, get our planning together with ITC, and then we will come out and have a conversation about that. I will tell you the Company looks a lot better with ITC going forward. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call Ben Pham - BMO Capital Markets - Analyst Okay, very good. That's helpful. Thank you. Operator Paul Lechem, CIBC. Paul Lechem - CIBC World Markets - Analyst Thank you. Good morning. I realize you have been busy with ITC, but just wondering in Ontario, given the tax holiday and the impetus of drive consolidation of the LDCs, what is the level of interest from the municipalities in selling? Can you give us some discussion around how their thinking is --is this moving in a positive direction? Barry Perry - Fortis Inc - President and CEO I would say it is, Paul. We have been there a long time trying to achieve this obviously. And with the tax holiday approach we are optimistic that we will find a few opportunities. We have a good business in Ontario. It's making money. We have a team on the ground there that continues to have a lot of dialogue with various municipal utilities. So I would expect we will make progress there. But it's a competitive environment. We've got to compete with now especially Hydro One, who you saw just recently purchased the transmission from Brookfield. So that's a player that obviously we are competing with. But we're still there and we are focused on it, and our team is optimistic that we can have some success over the next few years. Paul Lechem - CIBC World Markets - Analyst Okay, thanks. Just a minor question on Belize. Just wondering now that things seem to have settled there, did that contribute at all to earnings in the quarter? Barry Perry - Fortis Inc - President and CEO I think it was a small amount. Immaterial overall, Paul. Not significant. Paul Lechem - CIBC World Markets - Analyst Okay. Thank you. Janet Craig - Fortis Inc - VP of IR Jonathan, can you check to see if we have any other callers on the line? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call Operator (Operator Instructions) Andrew Kuske, Credit Suisse. Andrew Kuske - Credit Suisse - Analyst Thank you, good morning. I guess the question is for Barry, and how do you think about the balancing act of Fortis at a holdco level versus the underlying operating companies? And how many of these opcos can you effectively manage from a capital allocation basis? I guess it's really this delicate balancing point of diversity versus concentration. Barry Perry - Fortis Inc - President and CEO Thank you for the question, Andrew. Clearly our focus is not on adding other businesses right now. Our focus is on getting this deal done and making sure that we integrate ITC well within the Fortis group. So I'm not going to be looking back to the acquisition market for some time. I will tell you, Andrew, that we do have the model in North America for consolidating utilities. Management teams like the Fortis approach, regulators like the Fortis approach. And Fortis has evolved over the last few years in terms of how we do this. We added some more resources corporately; we're up to 45 people at head office at this point. Maybe five years ago we were at 25 people. So we've added a few resources there. We are highly confident we can continue to execute, but let me be clear, we are not rushing out to do other acquisitions. This is a large transaction, it's going to add a tremendous amount of value to Fortis in both the existing business and the development projects that ITC is working on. There's not a need to look to other transactions or anything at this point in time. Andrew Kuske - Credit Suisse - Analyst And then just culturally, how are you effectively incenting or just promoting a culture of some knowledge transfer among the utilities? Let's just say for example there some interesting transmission opportunities that might exist in British Columbia that you could participate in. And once you close up ITC you obviously have a lot more knowledge in that space. How do you think about just knowledge transfer across the utilities and really promoting that to get maybe a multiplier effect on capital allocation in the future? Barry Perry - Fortis Inc - President and CEO We're obviously right on top of that, Andrew. We are encouraging all of our senior teams to work together. They don't have to come through corporate, they deal with each other. We get together annually. We have our Fortis day where we bring all our teams together in different locations around North America. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call We encourage networking, whether it be in finance or HR or operations or IT. They all have form networks throughout the group. It's not bureaucratic or anything like that. But they're meeting once or twice a year sharing best practices. And the CEOs of all the subsidiaries, the large subsidiaries also serve on other boards within the Company. So there's a lot of sharing there as well. That is how we achieve it, it works really well. But we're not ever going to go to shared services or a big head office. That is not with the Fortis model. We will keep our operations very local and encourage that interaction between the teams on an informal basis. Andrew Kuske - Credit Suisse - Analyst That's great. One final question if I may to Karl on bonus depreciation for your US utilities and then prospectively looking at ITC. How do you think about electing on bonus depreciation and that balance of rate-based growth versus more immediate cash back given the bonus depreciation? Karl Smith - Fortis Inc - EVP and CFO Andrew, like most things we do we don't look at things in isolation. So consistent with our model that Barry espouses, decisions are made at the local utility level with all things considered; regulatory, customers, et cetera. We don't have a policy position per se, Andrew. We leave those important decisions up to the local management teams to make the best choices in their respective jurisdictions. Andrew Kuske - Credit Suisse - Analyst Okay, great. Thank you. Operator And as there are no further questions, I would like to turn the call back over to Mr. Perry for any closing remarks. Barry Perry - Fortis Inc - President and CEO Just want to say thanks, everyone, for the interest. Obviously very exciting few weeks for Fortis. We're looking forward to a strong 2016 and integrating the ITC acquisition into the Fortis group. Thank you very much. Operator Thank you for participating, ladies and gentlemen. This concludes today's conference call. You may now disconnect. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 18, 2016 / 2:00PM, FTS.TO - Q4 2015 Fortis Inc Earnings Call 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2016, Thomson Reuters. All Rights Reserved.

Additional Information about the Acquisition and Where to Find It

Fortis Inc. (“Fortis”) will file with the SEC a registration statement on Form F-4, which will include a proxy statement of ITC Holdings Corporation (“ITC”) that also constitutes a prospectus of Fortis, and any other documents in connection with the Acquisition. The definitive proxy statement/prospectus will be sent to the shareholders of ITC. INVESTORS AND SHAREHOLDERS OF ITC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORTIS, ITC, THE ACQUISITION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Fortis and ITC with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Fortis on Fortis’ website at www.fortisinc.com or upon written request to Fortis’ Investor Relations department, PO Box 8837, St. John’s, NL A1B 3T2 or by calling 709.737.2800, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by ITC upon written request to ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248.946.3000. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the Acquisition. However, ITC, Fortis, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Acquisition. Information about ITC’s directors, executive officers and other members of management and employees may be found in its 2014 Annual Report on Form 10-K filed with the SEC on February 26, 2015, and definitive proxy statement relating to its 2015 Annual Meeting of Shareholders filed with the SEC on April 9, 2015. These documents can be obtained free of charge from the sources indicated above. Information about Fortis’ directors and executive officers may be found in its Management Information Circular dated March 20, 2015 available on its website at www.fortisinc.com. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Acquisition will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this media release reflect Fortis’ and ITC’s management’s expectations and beliefs regarding future growth, results of operations, performance and business prospects and opportunities and the outlook for Fortis’ and ITC’s respective businesses and the electric transmission industry based on information currently available. Wherever possible, words such as “will”, “anticipates”, “believes”, “expects”, “intends”, “assumes”, “estimates”, “projects”, “expects”, “plans”, “seeks”, “may”, “could”, “would”, “can”, “continue” and the negative of these terms and other similar terminology or expressions have been used to identify the forward- looking statements, which include, without limitation, those statements related to the Acquisition, the combined company’s future business prospects and performance, growth potential, financial strength, market profile, revenues, proceeds, working capital, capital expenditures, investment valuations, liquidity, income, and margins, the satisfaction of the conditions precedent to the closing of the Acquisition, the expectation that Fortis will find one or more minority investors to invest in ITC, the expectation that Fortis will borrow funds to satisfy its obligation to pay the cash portion of the purchase price and will issue securities to pay the balance of the purchase price, the percentage of Fortis common shares to be held by ITC shareholders following the Acquisition, the intention of the parties to the Acquisition to seek, and the expected timing for, shareholder approvals in relation to the Acquisition, the expectation that the Acquisition will be accretive in the first full year following closing, that the Acquisition will support the average annual dividend growth target of Fortis, the availability of future investment opportunities in the electrical transmission industry in the United States, the United States federal regulatory environment and expectations in respect of the continued support for investment in the transmission industry by FERC, the expectation that Fortis will maintain an investment-grade credit rating and will become an SEC registrant and have its common shares listed on the NYSE in connection with the Acquisition, the expectation that ITC will continue to operate independently under the ownership structure of Fortis following the Acquisition, will retain its current employees and will continue to be based in Novi, Michigan, the timing of closing of the Acquisition, the amount of indebtedness of ITC expected to have been incurred as of closing, and the impact of the CPP and other clean energy policies on the electrical transmission industry in the United States. These statements reflect management’s current beliefs and are based on information currently available to Fortis’ and ITC’s management.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to- time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to regulation and energy prices, the ability to obtain shareholder and regulatory approvals in connection with the Acquisition and the timing and terms thereof, state and federal regulatory legislative decisions and actions, interloper risk, risks relating to uncertainty relating to the completion of the Acquisition and the timing thereof, the risk that conditions to the Acquisition may not be satisfied, risks relating to the focus of management time and attention on the Acquisition and other disruption from the Acquisition making it more difficult to maintain business and operational relationships, the possibility that the expected synergies and value creation from the Acquisition will not be realized, or will not be realized within the expected time period, the risk that ITC will not be integrated successfully, risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders, risks relating to the constraints that the minority investment may impose on Fortis’ ability to operate the ITC business in accordance with its business plan following closing, risks relating to the ability of Fortis to access capital markets on favorable terms or at all, risk relating to the ability of Fortis to identify minority investors, the cost of debt and equity capital, general economic, market and political conditions, changes in regional economic and market conditions which could affect customer growth and energy usage, weather variations affecting energy use, the performance of the stock market and changing interest rate environment, which affect the value of pension and other retiree benefit plan assets and the related contribution requirements and expense, risks relating to derivatives and hedging, currency exchange rates, interest rates, capital resources, loss of service area, licenses and permits, environmental risks, insurance risks, labor relations, risks relating to human resources, liquidity risks, resolution of pending litigation matters, changes in accounting standards, changes in critical accounting estimates, the ongoing restructuring of the electric industry, changes to long-term contracts, the cost of fuel and power supplies, cyber-attacks or challenges to Fortis’ and ITC’s information security, and certain presently unknown or unforeseen factors, including, but not limited to, acts of terrorism. Fortis and ITC caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward- looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and to ITC’s filings with the SEC, including the proxy circulars to be filed by each such company in connection with the Acquisition. Fortis and ITC disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.